UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 Forcenergy Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   345206 10 6
                               -----------------
                                 (CUSIP Number)


                                 E. Joseph Grady
                               c/o Forcenergy Inc
                         2730 S.W. 3rd Avenue, Suite 800
                            Miami, Florida 33129-2356
                                 (305) 856-8500
                    -----------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 March 31, 1998
                               ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                                Page 1 of 9 Pages

                                  SCHEDULE 13D

------------------------------------                   -------------------------
CUSIP No.          345206 10 6                             Page 2 of 9 Pages
------------------------------------                   -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             Forcenergy AB          (no IRS Identification No.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      /_/

                                                                 (b)      /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                        /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       0 shares of Common Stock
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        none
          REPORTING             ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        0 shares of Common Stock
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         none
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                         /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------                     -------------------------
CUSIP No.          345206 10 6                              Page 3 of 9 Pages
----------------------------------                     -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Forsinvest AB          (no IRS Identification No.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      /_/

                                                                   (b)      /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                            /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       1,925,966 shares of Common Stock
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        none
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        1,925,966 shares of Common Stock
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         none
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,925,966 shares of Common Stock.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------------                     ------------------------
CUSIP No.          345206 10 6                              Page 4 of 9 Pages
-----------------------------------                     ------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Eric Forss         (no IRS Identification No.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    /_/

                                                                  (b)    /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                        /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARE                         16,184
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        1,925,966 shares of Common Stock
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        16,184
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         1,925,966 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,942,150 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |X|
         Excludes 31,000 shares of Common Stock issuable upon the exercise of vested director stock options
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The title of the class of the equity securities to which this Amendment No. 1 to the Statement on Schedule 13D relates is common stock, par value $.01 per share (the "Common Stock"). The name and address of the principal executive offices of the issuer of such securities is Forcenergy Inc, a publicly held Delaware corporation (the "Issuer"), 2730 S.W. 3rd Avenue, Suite 800, Miami, Florida 33129-2356. The Issuer was incorporated under the name Forcenergy Gas Exploration, Inc.

         This Amendment No. 1 is being filed jointly by Forcenergy AB, a publicly held Swedish corporation ( "FAB"), Forsinvest AB, a privately held Swedish corporation ("Forsinvest"), and Eric Forss, a citizen of the Kingdom of Sweden. Information provided in this Amendment No. 1 to the Statement on
Schedule 13D is as of the date of filing unless otherwise specified below. This Amendment No. 1 amends the reporting persons' previous joint Statement as follows:

ITEMS 2, 3 AND 5 ARE HEREBY AMENDED TO REFLECT THE FOLLOWING INFORMATION:

         Effective March 31, 1998, the Issuer issued and delivered 7,772,636 shares of its Common Stock in exchange for 1,000,000 Series A common shares of FAB and 13,011,078 Series B common shares of FAB, representing approximately 97.4% of the economic interest and 98.4% of the voting rights of FAB, in connection with the exchange offer by the Issuer for all outstanding shares of FAB.

         As a result of the completion of the exchange offer, the Issuer controls FAB, and the 8,740,486 shares of Common Stock held by FAB are no longer considered outstanding for accounting purposes under U. S. generally accepted accounting principles or for voting purposes under Delaware law. Accordingly, the beneficial ownership of the shares of Common Stock held by FAB after the exchange offer is 0.

         In connection with the exchange offer, Eric Forss tendered 30,200 Series B common shares of FAB and received and currently owns directly 16,184 shares of Common Stock, which are held in the form of Swedish Depository Receipts.

         In connection with the exchange offer, Forsinvest AB tendered 1,000,000 Series A common shares of FAB and 2,194,433 Series B common shares of FAB (including 40,000 Series B common shares formerly held by Stridor Invest AB, a Swedish company controlled by Mr. Forss which was merged into Forsinvest AB) received and currently owns directly 1,925,966 shares of Common Stock, which are held in the form of Swedish Depository Receipts.

ITEM 6 IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

         In connection with the completion of the exchange offer, the Issuer, Eric Forss and Forsinvest AB entered into a Registration Rights Agreement, dated as of March 31, 1998, pursuant to which the Issuer has granted such stockholders the right on one occasion to require the Issuer to register all or part of the shares of Common Stock received by such stockholders in connection with the exchange offer under the Securities Act of 1933, unless (i) an exemption for such proposed sale exists under the Securities Act of 1933 or (ii) the Issuer has given notice of its intention to file a registration statement. The Registration Rights Agreement also provides for piggyback registration rights to such stockholders in any offering by the Issuer of any securities to the public except a registration statement on Forms S-4 or S-8. The Issuer will bear the expenses, excluding any underwriting discounts and commissions, of all such registrations. A copy of the Registration Rights Agreement is filed as Exhibit C hereto and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

         A. Shareholders' Agreement, dated as of December 18, 1997, among Forcenergy Inc, Forsinvest AB, Eric Forss and Stridor Invest AB. (Previously filed).

         B. Agreement for Joint Filing on Behalf of Each Reporting Person. (Previously filed).

         C. Form of Registration Rights Agreement, dated as of March 31, 1997, among Forcenergy Inc, Eric Forss and Forsinvest AB.



                                Page 5 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 1998

                                                   FORCENERGY AB



                                                   By:/s/ ERIC FORSS
                                                   -----------------------------
                                                   Name:  Eric Forss
                                                   Title:  President


                                Page 6 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 1998

                                                   FORSINVEST AB



                                                   By:/s/ ERIC FORSS
                                                   -----------------------------
                                                   Name:  Eric Forss
                                                   Title:  Director


                                Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 1998

                                                   ERIC FORSS



                                                   /s/ ERIC FORSS
                                                   ---------------------------
                                                   Eric Forss








                                Page 8 of 9 Pages

                                  Exhibit Index

A. Shareholders' Agreement, dated December 18, 1997, among the Forcenergy Inc, Forsinvest AB, Eric Forss and Stridor Invest AB. (Previously filed).

B. Agreement for Joint Filing on Behalf of Each Reporting Person. (Previously filed).

C. Form of Registration Rights Agreement, dated as of March 31, 1997, among Forcenergy Inc, Eric Forss and Forsinvest AB.



                                Page 9 of 9 Pages

                                                                 Exhibit C

                          REGISTRATION RIGHTS AGREEMENT

         This REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of March 31, 1998 (the "Effective Date"), is by and among Forcenergy Inc, a Delaware corporation (the "Company"), and those shareholders of Forcenergy AB, a Swedish corporation ("FAB"), whose signatures appear on the signature pages hereof (the "Shareholders").

                                R E C I T A L S:

         WHEREAS, the Company and the Shareholders are parties to that certain Shareholder Agreement dated December 18, 1997 (the "Shareholder Agreement");

         WHEREAS, pursuant to the Shareholder Agreement and an offer by the Company to all holders of Series A common shares and Series B common shares of FAB (the "Exchange Offer") to exchange such shares of FAB for shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"), or Swedish Depositary Receipts ("SDRs") representing beneficial ownership of underlying shares of Common Stock, the Shareholders (as well as certain other persons) will receive shares of Common Stock or SDRs in the Exchange Offer; and

         WHEREAS, under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations promulgated by the Securities and Exchange Commission (the "SEC") thereunder, the Shareholders may be subject to certain transfer restrictions, including limitations on the manner in which the Shareholders may sell the shares of Common Stock they receive in connection with the Exchange Offer, absent registration under the Securities Act of the sale of such shares of Common Stock or the availability of an exemption from the registration requirements of the Securities Act; and

         WHEREAS, the Company has agreed, on the terms and subject to the conditions set forth herein, to grant the Shareholders certain rights to register their shares of Common Stock for sale under the Securities Act;

                               A G R E E M E N T:


         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

         1. DEFINITIONS. The following terms, as used herein, have the following meanings (all terms defined herein in the singular to have the correlative meanings when used in the plural and vice versa):

         "Commercially Reasonable Efforts" when used with respect to any obligation to be performed or term or provision to be observed hereunder, means such efforts as a prudent Person seeking the benefits of such performance or action would make, use, apply or exercise to preserve, protect or advance its rights or interests, provided, that such efforts do not require such Person to incur a material financial cost or a substantial risk of material liability unless such cost or liability (i) would customarily be incurred in the course of performance or observance of the relevant obligation, term or provision, (ii) is caused by or results from the wrongful act or negligence of the Person whose performance or observance is required hereunder or (iii) is not excessive or unreasonable in view of the rights or interests to be preserved, protected or advanced. Such efforts may include, without limitation, the expenditure of such funds and retention by such Person of such accountants, attorneys or other experts or advisors as may be necessary or appropriate to effect the relevant action; the undertaking of any special audit or internal investigation that may be necessary or appropriate to effect the relevant action; and the commencement, termination or settlement of any action, suit or proceeding involving such Person to the extent necessary or appropriate to effect the relevant action.

         "Demand Registration" means any registration of Shares under the Securities Act effected in accordance with Section 2.1.

         "Demand Registration Statement" has the meaning ascribed to such term in Section 2.1(c).

         "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute, and the rules and regulations promulgated thereunder.

         "Holders"  means  the  Shareholders  or  any  successor,   assignee  or
transferee of any Shares.

         "Indemnified Party" has the meaning ascribed to it in Section 2.6(a).

         "Loss" has the meaning ascribed to it in Section 2.6(a).

         "Notice of Demand" means a request by a Holder pursuant to Section 2.1(a) that the Company effect the registration under the Securities Act of all or part of the Shares held by it. A Notice of Demand shall specify an amount of Shares proposed to be registered, which amount shall not be less than 500,000 Shares.

         "Participating Holders" means, with respect to any
registration  of  Shares  by  the  Company  pursuant  to  this  Agreement,   any
Shareholders that are entitled to participate in, or seeking to participate in, such registration.

         "Person" means a natural person, a corporation, a limited liability company, a partnership, a trust, a joint venture, or any other entity or organization.

         "Piggyback Registration" means any registration of Shares under the Securities Act effected in accordance with Section 2.2.

         "Piggyback  Registration  Notice"  has the  meaning  ascribed  to it in
Section 2.2(a).

         "Registration Expenses" means all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation,
(a) all registration, filing, securities exchange listing and National Association of Securities Dealers fees, (b) all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws of all jurisdictions in which the securities are to be registered and any legal fees and expenses incurred in connection with the blue sky qualifications of the Shares and the determination of their eligibility for investment under the laws of all such jurisdictions, (c) all word processing, duplicating, printing, messenger and delivery expenses, (d) the fees and disbursements of counsel for the Company and of its independent public accountants, including, without limitation, the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, (e) the reasonable fees and disbursements incurred by the Participating Holders (including, without limitation, the reasonable fees and disbursements for one counsel or firm of counsel selected by the Participating Holders), (f) any fees and disbursements of underwriters customarily paid by issuers of securities (excluding underwriting discounts, commissions and transfer taxes, if any, relating to the Shares being registered) and (g) fees and expenses of other Persons retained or employed by the Company. Registration Expenses, to the extent payable by the Company, shall not include underwriting discounts, commissions or transfer taxes payable in respect of the sale of Shares by the Participating Holders.

         "Shares" means the shares of Common Stock received by each Shareholder (or underlying the SDRs received by each Shareholder) pursuant to the Exchange Offer and any shares of Common Stock received in respect thereof pursuant to dividends, distributions or stock splits.

         "Successor" means, with respect to any Person, a successor to such Person by merger, consolidation, liquidation or other similar transaction.

         "Suspension Notice" has the meaning ascribed to it in Section 2.3(g).

         "Suspension Period" has the meaning ascribed to it in Section 2.3(g).

         2.       REGISTRATION UNDER THE SECURITIES ACT.

         2.1 Demand Registration.

         (a) Registration on Request. Upon receipt of a Notice of Demand, the Company shall, subject to the provisions of Section 2.1(b), use Commercially Reasonable Efforts to (i) prepare and file a registration statement as promptly as possible and in any event within 60 days of receipt under the Securities Act of the Shares that the Company has been so requested to register pursuant to the Notice of Demand and (ii) cause such registration statement to be declared effective promptly thereafter.

         (b) Limitations on Demand Registration. The Company shall not be obligated to take any action to effect any registration pursuant to Section 2.1(a) after the Company has, in accordance with the provisions of Section 2.3(c), effected one registration of Shares with respect to registrations requested pursuant to Section 2.1 or (ii) an exemption for such proposed sale exists under the Securities Act.

         (c) Company Undertaking Regarding Demand Registration. The Company will use its Commercially Reasonable Efforts to promptly prepare and file with the SEC a registration statement (the "Demand Registration Statement") for the Shares in respect of which a Notice of Demand is given, as provided in this Section 2.1. Such Demand Registration Statement shall relate to the offer and sale of the Shares in respect of which the Notice of Demand is given in accordance with the methods of distribution to be set forth in such registration statement as directed by the Participating Holders. The Company further agrees to use its Commercially Reasonable Efforts to take all steps necessary or appropriate so that such Demand Registration Statement can be declared effective promptly and, subject to the terms of Section 2.3, to keep it continuously effective in order to permit the prospectus forming a part thereof to be used by the Holders until the earlier of (i) 120 days after its effectiveness and (ii) the date that the Holders sell all of the Shares subject to such registration statement, but in no event prior to the expiration of the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder (the "Shelf Period"); provided, however, that (x) the Company may (no more than twice during the pendency of such Demand Registration Statement and for a period not to exceed forty-five (45) days on any one occasion suspend use of the Demand Registration Statement at any time if the continued effectiveness thereof would require the Company to disclose a material financing, acquisition or other corporate transaction, which disclosure the Board of Directors of the Company shall have determined in good faith is not in the best interests of the Company and its shareholders; provided, that any suspension shall result in an equal extension of time in clause (i).

         (d) Notice to certain non-Requesting Holders. Upon receipt of any Notice of Demand from any Holder, the Company will give prompt (but in any event within fifteen (15) days after such receipt) notice to all Holders of such Notice of Demand and of such Holders' rights to have Shares included in such registration (subject to priorities in registration rights set forth in this Agreement). Upon the request of any such Holder made within fifteen (15) days after the receipt by such Holder of any such notice given pursuant to this Section 2.1(d) (which request shall specify the Shares intended to be disposed of by such Holder and the intended method or methods of disposition thereof), the Company will (subject to any priorities in registration rights among the various Holders) use Commercially Reasonable Efforts to effect the registration of all Shares which the Company has been so requested to register pursuant to the Notice of Demand.

         (e) Priority in Demand Registrations. If (i) a registration pursuant to this Section 2.1 involves an underwritten offering of the securities being registered to be distributed (on a firm commitment basis) by or through one or more underwriters of recognized standing under underwriting terms appropriate for such a transaction and (ii) the managing underwriter of such underwritten offering shall inform the Company and the Participating Holders by letter of its belief that the amount of securities requested to be included in such registration exceeds the amount which can be sold in (or during the time of) such offering within a price range acceptable to the Participating Holders, then the Company will include in such registration such amount of securities which the Company is so advised can be sold in (or during the time of) such offering as follows: first, such Shares requested to be included in such registration by the Participating Holders pro rata on the basis of the amount of such securities so proposed to be sold and so requested to be included by such parties; second, such other securities of the Company; and third such securities of other securities holders of the Company having piggyback registration rights which would permit inclusion in such offering and which are requested to be included in such registration by such other holders pro rata on the basis of the amount of such securities so proposed to be sold and so requested to be included by such holders.

         2.2 Piggyback Registration.

         (a) Right to Include Shares. If the Company at any time after the Effective Date proposes to register any of its equity securities under the Securities Act (other than by a registration on Form S-4 or Form S-8 or any successor or similar form then in effect and other than pursuant to Section 2.1) on a form and in a manner that would permit registration of the Shares, whether or not for sale for its own account, it will give prompt (but in no event less than fifteen (15) days prior to the proposed date of filing the registration statement relating to such registration) notice to the Holders of the Shares of the Company's intention to do so and of the rights of such Holders under this
Section 2.2; provided, however, that no such notice need be given to the Holders, and the Holders shall have no rights under this Section 2.2, if the Holders have therefore disposed of all of the Shares. Upon the request of any Holders made within fifteen (15) days after such Holder's receipt of any such notice (which request shall specify the Shares intended to be disposed of by the Holders and the intended method or methods of disposition thereof) (the "Piggyback Registration Notice"), the Company will use Commercially Reasonable Efforts to effect the registration under the Securities Act of all Shares which the Company has been so requested to register by the Participating Holders, to the extent required to permit the disposition (in accordance with the intended method or methods thereof as aforesaid) of the Shares so to be registered, provided that if, at any time after giving notice of its intention to register any equity securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such equity securities, the Company may, at its election, give notice of such determination to each such Holder and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Shares in connection with such registration (but not from its obligation to pay all Registration Expenses in connection therewith as provided in Section 2.3(b)), and (ii) in the case of a determination to delay registering such other equity securities, shall be permitted to delay registering any Shares for the same period as the delay in registering such other equity securities.

         (b) Priority in Primary Piggyback Registrations. If (i) a registration pursuant to this Section 2.2 involves an underwritten offering of the Shares being registered for sale for the account of the Company to be distributed (on a firm commitment basis) by or through one or more underwriters of recognized standing under underwriting terms appropriate for such a transaction and (ii) the managing underwriter of such underwritten offering shall inform the Company and the Participating Holders of its belief that the amount of Shares requested to be included in such registration exceeds the amount which can be sold in (or during the time of) such offering within a price range acceptable to the Company, then the Company will include in such registration such amount of Shares which the Company is so advised can be sold in (or during the time of) such offering as follows: first, if such registration relates to Shares of the Company in respect of which a person is exercising demand registration rights, all Shares of the Company held by such other Person; second, all Shares proposed by the Company to be sold for its own account; and third, such Shares requested to be included in such registration by the Participating Holders and any other shareholder(s) of the Company then exercising piggyback registration rights pro rata on the basis of the amount of such Shares so proposed to be sold and so requested to be included by such holders.

         2.3 Registration Terms and Procedures.

         (a) Registration Statement Form. Registrations under Section 2.1 shall be on such appropriate registration forms of the SEC (i) as shall be acceptable to the Company and (ii) as shall permit the disposition of such Shares in accordance with the intended method or methods of disposition. The Company agrees to include in any such registration statement all information that any Participating Holders shall reasonably request (to the extent such information relates to such Participating Holders).

         (b) Registration Expenses. Subject to Section 2.3(e), the Company will pay all Registration Expenses incurred by the Company in connection with a registration to be effected (whether or not effected or deemed effected pursuant to subsection (c) below) pursuant to Section 2.1 or 2.2.

         (c) Effectiveness of Demand Registration. A registration will not be deemed to have been effected under Section 2.1 unless the registration statement with respect thereto has been declared effective by the SEC and, subject to Section 2.3(f)(vii) hereof, remains effective for the earlier of 120 days or the distribution of the securities covered by such registration statement; provided, however, that if (i) after such registration statement has been declared effective, the marketing of Shares offered pursuant to such registration statement is materially disrupted or adversely affected as a result of any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court (for reasons other than a misrepresentation or omission by any Shareholder) or (ii) the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration have not been satisfied (for reasons other than a wrongful or bad faith act, omission or misrepresentation by any Participating Holder) such registration statement will be deemed not to have become effective. If a registration pursuant to Section 2.1 is deemed not to have been effected hereunder, then the Company shall continue to be obligated to effect a registration pursuant to such Section.

         (d)  Selection  of  Underwriter.  The  offering  of Shares  pursuant to
Section 2.1 shall be in such form (which may include an underwritten offering) as the Participating Holders may elect, and if the Company so elects an offering pursuant to Section 2.2 shall be in the form of an underwritten offering. In connection with an underwritten offering of Shares pursuant to this Agreement, the Holders shall have the exclusive right to select Goldman, Sachs & Co. or one or more other nationally recognized firms of investment bankers selected by Holders reasonably acceptable to the Company to act as the book-running managing underwriter or co-managing underwriters in connection with such offering.

         (e) Withdrawal. Any Participating Holder shall be permitted to withdraw all or part of the Shares from such registration at any time prior to the effective date of the registration statement covering such securities; provided that, in the event of a withdrawal from a registration effected pursuant to
Section 2.1, such registration shall be deemed to have been effected for purposes of Section 2.3(c), unless such Participating Holder shall have paid or reimbursed the Company for the reasonable out-of-pocket costs and expenses paid by the Company in respect of such registration.

         (f) Registration Procedures. In connection with the Company's obligations to register Shares pursuant to this Agreement, the Company will use Commercially Reasonable Efforts to effect such registration so as to permit the sale of any Shares included in such registration in accordance with the intended method or methods of distribution thereof, and pursuant thereto the Company will as expeditiously as possible:

                  (i) prepare and (as soon thereafter as practicable) file with the SEC the requisite registration statement containing all information required thereby to effect such registration and thereafter use Commercially Reasonable Efforts to cause such registration statement to become and remain effective in accordance with the terms of this Agreement, provided, that as far in advance as practicable before filing such registration statement or any amendment, supplement or exhibit thereto (but, with respect to the filing of such registration statement, in no event later than three business days prior to such filing), the Company will furnish to the Participating Holders or its counsel copies of reasonably complete drafts of all such documents proposed to be filed (excluding exhibits, which shall be made available upon request by any Participating Holder), and any such Holder shall have the opportunity to object to any information contained therein and the Company will make the corrections reasonably requested by such Holder with respect to information relating to such Holder or the plan of distribution of the Shares prior to filing any such registration statement, amendment, supplement or exhibit;

                  (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith (A) as reasonably requested by any Participating Holder to which such registration statement relates (but only to the extent such request relates to information with respect to such Holder) and (B) as may be necessary to keep such registration statement effective for the period referred to in Section 2.1(c) in the case of a Demand Registration Statement or six (6) months in the case of a registration effected pursuant to Section 2.2 (or such shorter period as shall be necessary to complete the distribution of the securities covered thereby, but not before the expiration of the Shelf Period), and comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement during such period in accordance with the intended method or methods of disposition by the seller or sellers thereof set forth in such registration statements;

                  (iii) furnish to each Holder covered by, and each underwriter or agent participating in the disposition of securities under, such registration statement such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case excluding all exhibits and documents incorporated by reference, which exhibits and documents shall be furnished to any such Person upon request), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act and any amendments and supplements thereto relating to the Shares, in conformity with the requirements of the Securities Act, and such other documents as such Holder, underwriter or agent may reasonably request to facilitate the disposition of such Shares;

                  (iv) use Commercially Reasonable Efforts to register or qualify all Shares and other securities covered by such registration statement under all applicable blue sky and other securities laws, and to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable such Holder to consummate the disposition of the securities owned by such Holder, except that the Company shall not for any such purpose be required to (a) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iv) be obligated to be so qualified, (b) subject itself to taxation in any such jurisdiction or (c) consent to general service of process in any jurisdiction;

                  (v) use Commercially Reasonable Efforts to cause all Shares covered by such registration statement to be registered with or approved by such other governmental agencies or authorities applicable to the Company as may be reasonably necessary to enable the seller or sellers thereof (or underwriter or agent, if any) to consummate the disposition of such Shares in accordance with the plan of distribution set forth in such registration statement;

                  (vi)   furnish   to  each   Participating   Holder   a  signed
         counterpart, addressed to such Holder (and underwriter or agent, if any) of:

                           (A) if such  registration  includes  an  underwritten
                  public offering, an opinion of counsel to the Company dated the date of the closing under the underwriting agreement), and

                           (B) if such  registration  includes  an  underwritten
                  public offering, unless otherwise precluded under applicable accounting rules, a "comfort" letter, dated the effective date of such registration statement (and dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, in each case, reasonably satisfactory in form and substance to such Shareholder (and underwriter or agent and their respective counsel) and covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriter or agent in underwritten public offerings of securities;

                  (vii) promptly notify each Holder and any underwriter or agent participating in the disposition of Shares covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event known to the Company as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and promptly prepare and furnish to such Holder (or underwriter or agent, if any) a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

                  (viii) otherwise use Commercially Reasonable Efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable (but not more than fifteen (15) months) after the effective date of the registration statement, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and furnish to each Holder covered by such registration statement or any participating underwriter or agent at least three (3) business days prior to the filing a copy of any amendment or supplement to such registration statement or prospectus;

                  (ix) provide and cause to be maintained a transfer agent and registrar for all Shares covered by such registration statement from and after a date not later than the effective date of such registration statement;

                  (x) use Commercially Reasonable Efforts to list, on or prior to the effective date of such registration statement, all Shares covered by such registration statement on any securities exchange on which any of the outstanding shares of Common Stock are then listed for trading;

                  (xi) cooperate with each seller of Shares and each underwriter or agent participating in the disposition of such Shares and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers;

                  (xii) use Commercially Reasonable Efforts to prevent the issuance by the SEC or any other governmental agency or court of a stop order, injunction or other order suspending the effectiveness of such registration statement and, if such an order is issued, use Commercially Reasonable Efforts to cause such order to be lifted as promptly as practicable;

                  (xiii) take such other actions as the Participating Holders shall reasonably request in order to expedite or facilitate the disposition of such Shares;

                  (xiv) promptly notify each Participating Holder and the underwriter or agent, if any:

                           (A) when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

                           (B) of any written comments from the SEC with respect
                  to any filing referred to in clause (A) and of any written request by the SEC for amendments or supplements to such registration statement or prospectus;

                           (C) of the  notification to the Company by the SEC of
                  its initiation of any proceeding with respect to, or of the issuance by the SEC of, any stop order suspending the effectiveness of such registration statement; and

                           (D) of the receipt by the Company of any notification
                  with respect to the suspension of the qualification of any Shares for sale under the applicable securities or blue sky laws of any jurisdiction;

                  (xv) cooperate with each Participating Holder and each underwriter or agent participating in the distribution of such Shares to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends, other than as required by applicable law) representing securities sold under a registration statement hereunder, and enable such securities to be in such denominations and registered in such names as such seller, underwriter or agent may request and keep available and make available to the Company's transfer agent, prior to the effectiveness of such registration statement, an adequate supply of such certificates;

                  (xvi) not later than the effective date of such registration statement, provide a CUSIP number for all Shares covered by a registration statement hereunder;

                  (xvii) incorporate in the registration statement or any amendment, supplement or post-effective amendment thereto such information as each Participating Holder, the underwriter or agent (if any) or their respective counsel may reasonably request to be included therein with respect to any Shares being sold by such Participating Holder to such underwriter or agent, the purchase price being paid therefor by such underwriter or agent and any other terms of the offering of such Shares; and

                  (xviii) during any period when a prospectus is required to be delivered under the Securities Act, make periodic filings with the SEC pursuant to and containing the information required by the Exchange Act (whether or not the Company is required to make such filings pursuant to such Act).

         (g) Agreements of Certain Shareholders. (i) In connection with the registration of any of the Shares, each Participating Holder shall furnish to the Company such information regarding such Participating Holder, the Shares held by such Participating Holder and the intended plan of distribution of such securities as the Company may from time to time reasonably request in writing in connection with such registration.

                  (ii) In connection with the registration of any of the Shares, each Participating Holder agrees that upon receipt of any notice (a "Suspension Notice") from the Company of the happening of any event of the kind described in clause (vii) of Section 2.3(f), such Participating Holder will forthwith discontinue such Participating Holder's disposition of Shares pursuant to the registration statement relating to such Shares until such Participating Holder's receipt of the copies of the supplemented or amended prospectus contemplated by clause (vii) of Section 2.3(f) (the period from the date on which such Participating Holder receives a suspension Notice to the date on which such Participating Holder receives copies of the supplemented or amended prospectus being herein called the "Suspension Period"). The Company shall take such actions as are necessary to end the Suspension Period as promptly as practicable. In the event the Company shall give any such notice, the periods referred to in Section 2.1(c), Section 2.3(c) and clause (ii) of Section 2.3(f) shall be extended by a number of days equal to the number of days of the Suspension Period.

         2.4 Underwritten Offerings. If the Company at any time proposes to register any of its equity securities under the Securities Act as contemplated by Section 2.2 and such securities are to be distributed by or through one or more underwriters, the Company will, if requested by any Participating Holder and subject to Section 2.2(b), arrange for such underwriters to include all of the Shares to be offered and sold by the such Participating Holder or Holders among the securities to be distributed by such underwriters. Such Participating Holder shall be a party to the underwriting agreement between the Company and such underwriters, provided that such agreement is reasonablely satisfactory in substance and form to the Company and the Participating Holders.

         2.5 Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holders of Shares to be registered under such registration statement, and their respective counsel and accountants reasonable access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders or their counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

         2.6 Indemnification.

         (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each Participating Holder, its directors, officers, shareholders, employees, investment advisers and agents, either direct or indirect, and each other Person, if any, who controls such Persons within the meaning of the Securities Act (each such Person, an "Indemnified Party"), from and against any losses, claims, damages, liabilities or expenses, joint or several (each a "Loss" and collectively, "Losses"), to which such Indemnified Party may become subject under the Securities Act or otherwise, to the extent that such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any of the Shares were registered under the Securities Act in accordance with this Agreement (including all documents incorporated therein by reference), and preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Indemnified Party for any legal or any other expenses reasonably incurred by it in connection with investigating or defending against any such Loss, action or proceeding; provided that in any such case the Company shall not be liable to any particular Indemnified Party to the extent that such Loss (or action or proceeding in respect thereof) arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Indemnified Party specifically for inclusion therein; and provided, further, that the Company shall not be liable in any such case to the extent it is finally determined by a court of competent jurisdiction that any such Loss (or action or proceeding in respect thereof) arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made

                  (i) in any  such  preliminary  prospectus,  if (A) it was  the
         responsibility   of  such  Indemnified  Party  to  provide  the  Person
         asserting such Loss with a current copy of the prospectus and such Indemnified Party failed to deliver or cause to be delivered a copy of the prospectus to such Person after the Company had furnished such Indemnified Party with a sufficient number of copies of the same prior to the sale of Shares to the Person asserting such Loss and (B) the prospectus corrected such untrue statement or omission; or

                  (ii) in such prospectus, if such untrue statement or omission is corrected in an amendment or supplement to such prospectus and such amendment or supplement has been delivered to the Indemnified Party prior to the sale of Shares to the Person asserting such Loss and the Indemnified Party thereafter fails to deliver the prospectus as so amended or supplemented prior to or concurrently with such sale after the Company had furnished such Indemnified Party (in accordance with the notice provisions contained in Section 8 for Persons who are parties to this Agreement) with a sufficient number of copies of the same for delivery to purchasers of securities.

Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of such securities by such Indemnified Party. The Company shall also indemnify each other Person who participates (including as an underwriter) in the offering or sale of Shares hereunder, their officers and directors and each other Person, if any, who controls any such participating Person within the meaning of the Securities Act to the same extent as provided above with respect to Indemnified Parties.

                  (b) Indemnification by the Participating Holders. (i) The Company may require, as a condition to including any Shares in any registration statement filed pursuant to Section 2.1 or 2.2 and as a condition to indemnifying such sellers pursuant to this Section 2.6, that the Company shall have received an undertaking reasonably satisfactory to it from each Participating Holder of such Shares to indemnify and hold harmless and reimburse (in the same manner and to the same extent as set forth in paragraph (a) of this
Section 2.6) the Company, each director, officer, employee and agent of the Company, and each other Person, if any, who controls the Company within the meaning of the Securities Act, from and against any Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities were registered under the Securities Act (including all documents incorporated therein by reference), any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission from such registration statement, preliminary prospectus, final prospectus or summary prospectus, or any amendment or supplement thereto required to be stated therein or necessary to make the statements therein not misleading, if (but only if) such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Participating Holder specifically for inclusion therein; provided, however, that such Participating Holder shall not be obligated to provide such indemnity to the extent that such Losses result, directly or indirectly, from the failure of the Company to promptly amend or take action to correct or supplement any such registration statement, prospectus, amendment or supplement based on corrected or supplemental information provided in writing by such Participating Holder to the Company expressly for such purpose; and provided, further, that the obligation to provide indemnification pursuant to this Section 2.6(b) shall be several, and not joint and several, among such indemnifying parties. Notwithstanding anything in this Section 2.6(b) to the contrary, in no event shall the liability of any Participating Holder under such indemnity be greater in amount than the amount of the proceeds received by such seller upon the sale of its Shares in the offering to which the Losses relate. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer, employee, agent or participating or controlling Person and shall survive the transfer of such securities by such Participating Holder.

         (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in paragraph (a) or (b) of this Section 2.6, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give prompt written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section 2.6, except to the extent that the indemnifying party is actually and materially prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof (such assumption to constitute its acknowledgment of its agreement to indemnify the indemnified party with respect to such matters), jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal fees or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; provided, however, that if, in such indemnified party's reasonable judgment, a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, such indemnified party shall be entitled to separate counsel for such claim at the expense of the indemnifying party; and provided, further, that, unless there exists a conflict of interest among indemnified parties, all indemnified parties in respect of such claim shall be entitled to only one counsel or firm of counsel for all such indemnified parties. In the event an indemnifying party shall not be entitled, or elects not, to assume the defense of a claim, such indemnifying party shall not be obligated to pay the fees and expenses of more than one counsel or firm of counsel for all parties indemnified by such indemnifying party in respect of such claim, unless in the reasonable judgment of any such indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties in respect of such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of one additional counsel or firm of counsel for such indemnified parties. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all Losses in respect of such claim or litigation or (ii) would impose injunctive relief on such indemnified party. No indemnifying party shall be subject to any Losses for any settlement made without its consent, which consent shall not be unreasonably withheld.

         (d) Other Indemnification. The provisions of this Section 2.6 shall be in addition to any other rights to indemnification or contribution which an indemnified party may have pursuant to law, equity, contract or otherwise.

         (e)  Indemnification  Payments.  The  indemnification  required by this
Section 2.6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, promptly as and when bills are received or Losses are incurred.

         (f) Contribution. If for any reason the foregoing indemnity and reimbursement is unavailable or is insufficient to hold harmless an indemnified party under paragraph (a) or (b) of this Section 2.6, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any Loss (or actions or proceedings, whether commenced or threatened, in respect thereof), including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss, action or proceeding, in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Notwithstanding anything in this Section 2.6(f) to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this
Section 2.6(f) to contribute any amount in excess of the amount by which the net proceeds received by such indemnifying party from the sale of Shares in the offering to which the Losses of the indemnified parties relate exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

         3. TERM. This Agreement shall be effective on the date hereof and, subject to Section 13 hereof, shall continue in full force and effect until the Holders have disposed of all Shares covered hereby.

         4. AMENDMENTS AND WAIVERS. This Agreement may be amended, supplemented or modified at any time; provided that the Company has provided its written consent to such amendment, supplement or modification. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same term or condition of this Agreement on any future occasion.

         5. ENTIRE AGREEMENT. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

         6. NO THIRD-PARTY BENEFICIARY. The terms and provisions of this Agreement are intended solely for the benefit of each party and their respective Successors and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than (i) any Holder entitled to notice of the registration of securities under this Agreement and (ii) any Participating Holder entitled to indemnity under Section 2.6.

         7. INVALID PROVISIONS. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

         8. NOTICES. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only (i) if delivered personally (ii) by facsimile transmission, (iii) by Federal Express or other nationally recognized courier service or (iv) mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

                           If to the Company, to:

                           Forcenergy Inc
                           2730 S.W. 3rd Ave., Suite 800
                           Miami, Florida 33129-2237
                           Attention: Thomas F. Getten
                           Fax No.: (305) 856-4300

                           copy to:  E. Joseph Grady

         With respect to the Holders, any notice, request or other communication hereunder shall be sent to the addresses and facsimile numbers appearing beneath such Shareholder's signature on the signature page hereof or to the addresses and facsimile numbers provided to the Company and the other parties hereto by notice as herein provided and referencing this Agreement. All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 8, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this
Section 8, be deemed given upon receipt, and (iii) if delivered by courier service or mail in the manner described above to the address as provided in this
Section 8, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 8). Any Person from time to time may change its address, facsimile number or other information for the purpose of notices to that Person by giving notice in accordance with this Section 8 specifying such change to each of the other parties executing this Agreement.

         9. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective Successors and permitted assigns or transferees.

         10. DESCRIPTIVE HEADINGS. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for convenience of reference only and do not define or limit the provisions hereof or otherwise affect the meaning hereof.

         11. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to the conflicts of law principles thereof.

         12.  TERMINATION OF CERTAIN RIGHTS AND  OBLIGATIONS.  The provisions of
Section 2.6, the rights of any party hereto with respect to the breach of any provision hereof and any obligation accrued as of the date of termination shall survive the termination of this Agreement.

         13. NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into, modify, amend or waive any agreement with respect to its securities if such agreement, modification or waiver would conflict with the rights granted pursuant to this Agreement to the Shareholders of Shares.

         14. SPECIFIC PERFORMANCE. The parties agree that, to the extent permitted by law, (i) the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of a breach by any such party damages would not be an adequate remedy and (ii) each of the other parties shall be entitled to specific performance and injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.

         15. COUNTERPARTS. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

            [The remainder of this page is intentionally left blank]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.


                                    FORCENERGY INC


                                    By:
                                          Stig Wennerstrom
                                          President and Chief Executive Officer


                                    SHAREHOLDERS:



                                    Eric Forss
                                    Address:
                                    Fax:


                                    FORSINVEST AB


                                    By:
                                    Name:
                                    Address:
                                    Fax:

                                   SCHEDULE I

              Shareholders Parties to Registration Rights Agreement


           SHAREHOLDER                            NUMBER OF SHARES OF
                                                    FORCENERGY INC
                                                  COMMON STOCK OWNED

           Eric Forss                                   16,184
         Forsinvest AB                                1,925,966